Filed by Grab Holdings Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Altimeter Growth Corp.

Commission File No.: 001-39573

Transcript of Anthony Tan on The Wall Street Journal’s CEO Council Summit – “The Digital Consumer”

Interview title: The Digital Consumer

Date: September 28, 2021

Link: https://www.wsj.com/video/events/the-digital-consumer/CBA3CA88-7F9E-425A-AC11-8B2ACF34C459.html

Yumiko (00:00): Hey Anthony, thanks for being here.

Anthony (00:04): Thank you for having me, Yumiko.

Yumiko (0:08): So, your company is like Southeast Asia’s Uber and Deliveroo, and now a bit of PayPal, all rolled into one. But when COVID hit, your big business ride-hailing was immediately hit. Was that a scary moment for you?

Anthony (00:27): No, actually, for us, we looked at how to think about responding very quickly. And when we think about pandemic response, we think about what to prioritize. We stopped thinking about business as usual. One main OKR was love - how to create user love, public love; how do you deliver services that help our community tide through this difficult time? So, we launched something called GrabCare, for example, which was a dedicated service for healthcare workers to and from the hospital. So, we leverage our strong mobility, but we also learned a lot of quick ground truths and we pivoted to solve new problems. So, we adopted our business model to serve smaller businesses across the spectrum, including long tail ones that really needed lower commissions. So, take for example, we launched a hawker or street side food restaurant - Mix and Match. So, that way, they could pay us lower commissions, and at the same time, our driver would go and pick up from many of these street side stalls in the same food court center, batch it together, and still have a high average order value basket size. So, that way we could do well, drivers could do well, and our merchants who are paying lower commissions could do well as well. And then third, we looked out, we thought about, how do we serve the vulnerable segments? And we did our very best to make sure no one gets left behind. In Vietnam, when COVID hit our supply chains across the region, we helped farmers sell tons of lychees - many, many tons from our platform. We never thought we’d be selling lychees through our platform that would have otherwise gone to waste. So, whether it’s a crisis or not, we lead the same way. We stay true to our purpose while being quick to spot ground truths and opportunities on the ground.

Yumiko (02:27): Wow, it’s very interesting how you went from hawker centers and, also, lychee, and you know, all these different kinds of things. What was the hardest thing about pivoting from ride-hailing to more of a food delivery business, which you also have.

Anthony (02:45): When we thought about pivoting, it was really about: how do we help literally thousands of drivers pivot overnight? We talked about hundreds of thousands of drivers - moving them from mobility to food delivery. And it was actually quite natural, because number one, as I shared, we were just focused on how do we help our drivers sustain their income during this time, help our merchants grow because demand actually shot up. So, we needed to make sure that our supply was ready to support that huge food delivery demand that shot up. Then, third, because we have the drivers’ superapp, the drivers’ superapp allowed within that one superapp, multiple verticals can be served. So, with one click of a button in the same app, he or she as a driver could immediately pivot to food delivery. And that’s what really helped them sustain their income and also sustain our supply networks in a very cost-efficient way. So, all in all, I actually think that we actually got stronger because of this pandemic. And it also proves how resilient our business model is.

Yumiko (04: 17): We will get to the superapp in a moment, but you must have seen a lot of changes in consumer behavior all throughout COVID. Can you tell us about some of them? Whether it’s, you know, is it the change in the way people use technology, or changing how people think about spending time with their families, or whatever that is?

Anthony (04:40): What we’ve seen is in terms of consumer behavior change is that consumers want to keep their families safe. Safety and hygiene was very, very important during this time. So, number one was we had to make sure mobility provided for that, so we launched GrabProtect. On GrabProtect, we worked with all the top FMCG companies to launch, make sure sanitized products were there. We have the highest vaccination rates. So, our vaccination rates are much higher than the general population across all countries. And we gave consumers that sense of “with Grab, you’re safer”. And we’ve seen this actually - that when the economy does open up, the moment restrictions open up, we actually see that consumers choose Grab first because ride-hailing bounces back faster than other modes of transport, say public transport or taxis. And second is, what we also see is that a lot more consumers are more willing to order their food into their homes. And we saw that food delivery also grew tremendously, which was a great blessing for us because we, as leaders in the food delivery space, we actually benefited from that and we rode that wave together.

Yumiko (06:18): And speaking of families, I hear that you recently celebrated the birth of your fourth child! So, congratulations on that.

Anthony (06:27): Thank you so much, thank you.

Yumiko (06:30): I want to look forward. You recently revised down your full year’s sales forecast for 2021 and you cited uncertainties related to COVID. What are your biggest concerns?

Anthony (06:45): Yeah, let me talk about our earnings forecast, if I may. So, there’s actually no change to our business fundamentals or longer-term outlook. COVID took a turn for the worse in Q2 and Q3, especially with the Delta variant, and effectively, Vietnam and major cities were in a full lockdown. And we wanted to be more conservative given the uncertainties in place. But what we are seeing is very encouraging trends in vaccination rates. We’re seeing as vaccination rates improve, the moment restrictions are being relaxed, and we are generally optimistic. So, we’re standing by our 2022-2023 projections. And Q2 was also a very good reflection of that strong momentum of our business. We recorded highs or record highs in GMV and adjusted net sales. Our deliveries business continued to outperform expectations, with 68% year on year growth in adjusted net sales. Our mobility business grew by 122% year on year. Our financial services business grew by 140% year on year. So, all in all, Q2 was strong with record highs. COVID has hit the region hard - harder than we expected to be honest - but the potential here remains undeniable.

Yumiko (08:22): And also, I want to talk about the way that Asian economies are reopening versus the US and Europe. It seems that Asia is opening up very slowly and cautiously - even in places like Singapore -where the vaccination rate is one of the highest in the world. So, I wondered if you could talk about how that has affected your business.

Anthony (08:45): Yeah, I’ll love to share a bit more about how we look at trends in this region, and because of the pandemic. Let me start with the silver lining. It has helped accelerate the digital transformation in Southeast Asia, for sure. Pre-pandemic, we saw that most small businesses in the region were primarily offline. Now, COVID has accelerated that shift. In Indonesia, for example, a percentage of micro SMEs that were part of any digital ecosystem grew from 13% in 2020 to 19% in 2021. Now, the downside is that inequality has worsened. And so particularly for millions who weren’t ready or equipped to go digital, that has affected them. And this inequality can be very destabilizing for this region, you asked, which is very different from other parts of the world. So, there is urgent work by folks like us and other ecosystem players to make sure we help bridge this divide. What we’ve done - one is we’ve widened our platform to create more digitization opportunities. So, for example, Grab allowed - we talked about lychees just now to wet markets all across whether it’s Vietnam or Indonesia or Philippines to go online - how do we bring primarily offline businesses online? Number two, we improve digital literacy. So, a lot of these merchant and driver partners have never been exposed and we help re-equip them. We worked with Microsoft to roll out over 550,000 Microsoft certified courses to help them level up, upskill them. In fact, one of our driver partners actually joined us as an engineer. So, all in all, Southeast Asia is still one of the fastest growing digital economies and COVID has boosted this acceleration. And we just need to make sure that no one is left behind.

Yumiko (11:06): I want to talk about your SPAC merger that’s very closely watched. So, you’re in one of the big trends right now, not to do an IPO and go public that way, but to merge with a SPAC, in a deal that’s a huge deal valued at almost $40 billion. So where are you on this? Are you on, you know, there’s been a delay, right?

Anthony (11:30): Let me talk about the listing timing. We were finalizing our audit and making sure we’re aligned with the SEC and on certain accounting policies. We’re very respectful of that. We also spend time making sure we produce a high-quality registration statement, and our registration statement was filed in August. So, per the usual process, naturally, there’s a back-and-forth process with rounds of comments with the SEC before we close out our transaction in Q4. So, all in all, we believe we are progressing very well and are on track for Q4 listing.

Yumiko (12:15): Okay. So, Q4 is at the end of the calendar year, is it? And one reason why companies like the SPAC deals is that it’s supposed to be quicker, and require less scrutiny than a traditional IPO, but in your case, you announced the deal in April - was supposed to go in July - it’s now September, and now you’re talking about the, towards the end of the year. So, in hindsight, was it a bit harder than you thought?

Anthony (12:47): On this topic of the listing process, it’s actually not a bad thing. When you talk about SEC and their scrutiny, some of the SPAC companies actually do deserve a closer look, to be honest, but Grab is not like most SPACs. Investors could see a clear track record of growth and improvements in profitability in the past few years. They could also see Southeast Asia’s market opportunity. That is huge, and we are just scratching the surface. If you just look at the total addressable market or penetration rates across our key verticals, it’s still very low - so plenty, plenty of opportunity. So, Grab is very different from many of the SPACs out there with unproven business models.

Yumiko (13:38): Well, there was such a SPAC frenzy, and even in The Wall Street Journal, we have written recently that the SPAC frenzy has cooled a bit. Their shares are down a bit, including the one you’re merging with. So, I wondered if you could talk about how you’re thinking about SPACs - has it changed at all, or are you as excited about it as before?

Anthony (14:04): I mean, talk about going public, we always thought about what is the most efficient way. And as we were thinking about going public for some time, we explored several options. So we chose the SPAC method because we found a great partner, Altimeter, and this fantastic opportunity - to partner with such a great public and private investor, with also other great public names - was just a great way to double down on our mission and ensure long-term success. And they put plenty of skin in the game, Altimeter, they locked up their sponsor promote shares. They donated 10% to the GrabForGood endowment fund. So, the process gave us this opportunity to create a solid day one capital with long-term investors. That’s the most important - long-term investors. So, ultimately, we believe it’s the right way going public with the right investors, and we are happy to have Altimeter join us on this journey.

Yumiko (15:18): Okay. Let’s talk about the competitive landscape. So, one big market in Southeast Asia is Indonesia, and there you’ve got a strong rival – Gojek. They’ve just done a merger, and now they’re talking about going public, so that’s a lot of action from the competition. What is your strategy to loosen the grip from them in Indonesia?

Anthony (15:43): On the topic of competition, let’s start with - we are the number one superapp in Southeast Asia with leadership across all our key segments. You talked about Indonesia - it’s the most competitive market. We entered later, but we are now ahead in all our key segments. And you might ask, how? We built unique advantages that are hard to replicate. For example, our superapp ecosystem. So, with our driver superapp, it can do multi-verticals. So, basically, a driver can do GrabExpress deliveries, e-commerce deliveries, food deliveries, grocery deliveries, he or she can take you behind the bike -millions of consumers are behind the bike as passengers. So, they have very little dead time. That creates a lot of cost efficiency for us. Those savings are then passed on to consumers. As there are more consumers, merchants really appreciate whichever platform that gives them the most business, naturally. So, when more merchants come on, there’s a higher number or wider merchant selection. With a wider merchant selection, comes more consumers. So, this virtuous cycle of growth comes in. Number two is we’ve built a strong in-house tech that is localized to this region. We built our own mapping, our proprietary mapping, that enables us to do better dispatch, more efficient batching, and that drives more cost efficiency. And then you talked about Gojek. You know, for us, we’re not dependent on any one market - we’re highly diversified across the region. So, even when any one market was especially hit by COVID, we actually had other markets to support and that’s why we delivered such strong Q2 results. So, for us, we are very comfortable. We’ve had a long history of battling bigger, much better funded competitors, and we’ve proven time and time again that we’ve always come up on top.

Yumiko (18:06): So, I guess the competition is now called Go-To, after their merger. But one thing that they are into that you may not be, is e-commerce. So, you might be the Uber and the PayPal and Deliveroo, but you’re not in the e-commerce market at the moment. Do you have any plans for this?

Anthony (18:28): On the topic of e-commerce strategy, we actually may consider challenger models. E-commerce today is very competitive. You see a lot of them burning a lot of money. If we see an option to disrupt the market, to address consumer needs that aren’t addressed today - well, we will go after it. For now, we are laser focused on food and groceries - we call it “anything you can eat”. That’s the category for us - food services and groceries. It’s a massive market. It’s a three hundred billion market opportunity by 2025. And we have a strong right to win here, because we have the widest, largest on-demand delivery network, and we have the widest merchant selection. And, also, when you talk about e-commerce growth, you mentioned just now, we play to our strengths as key enablers. What do I mean by this? We have GrabExpress, largest on demand e-commerce deliveries, GrabLink payment gateways, GrabPay and PayLater. These are all used across a multitude of both large e-commerce marketplaces and long tail merchants in niche e-commerce sites. So, we will play to our strengths as e-commerce enablers while finding ways to disrupt, how to serve consumers better.

Yumiko (19:59): Okay, and tell us about the financial services market that you want to be in. You say that the markets aren’t as developed as other places, but Southeast Asia is not a homogenous market. There are different regulations in different places, so what is your plan here?

Anthony (20:19): When we think about our future plans, what we see is the digital economy here is growing phenomenally, but many, if not most, of the population are still underserved, right? You talk about financial services - 6 in 10 people are still unbanked or underbanked in this region. And if you can’t borrow or save money, it’s very hard to get out of poverty. So, the first priority is to make financial services more affordable and accessible. So, right now we’re focusing on fractionalizing, making it really small, fractionalizing financial services. So, for example, drivers pay as low as 10 cents per ride to get coverage of $200,000 insurance coverage. Longer term, our goal is to build an ATM-less and branchless banking network across the region. Second priority, we will help lay the virtual highways and these virtual highways - we call it the core infrastructure - they will connect people to this rising economy. We build and continue to double down on building the largest and most efficient on-demand delivery network that continues to drive and connects consumers with any service or any product they want. And this is obviously a great use case for financial services as well. We talked about winning food deliveries and groceries that will also build on financial services because it is the primary use case for using GrabPay. And then, finally, we talked about – Yes? Sorry?

Yumiko (22:04): Small, and then you’re laying the infrastructure.

Anthony (22:08): That’s right.

Yumiko (22:09): Is that right? Okay. So we’re running out of time, but I do really want to ask you about your leadership style because I heard that you like to be on the ground, and you are even seen doing deliveries yourself. Can you tell us what’s behind that?

Anthony (22:27): Sure. Well, let me talk about, and I love to share this, the culture we’ve built at Grab. I believe our principles in the Grab Way, which is we must first seek to understand before being understood. The best solution is when we deeply understand the problems users, merchants face, and the pain they face. Then we understand what we can solve for. And the best way to do this is going on the ground myself. I’ve done this many times, as you’ve talked about it. Past two weeks ago, I went down, and we felt the pain. I also recently went to be a kitchen runner. I would literally chop crabs in a kitchen in one of the smaller – Sorry?

Yumiko (23:19): What exactly were you delivering? Was it somebody’s lunch?

Anthony (23:23): Well, in this case, I was actually making dinner, in this case, in the kitchen and just seeing how they work. But we could see that the order slips had English names and the kitchen staff in Singapore weren’t very comfortable with that. They’re more comfortable, better in Chinese. So, we took that feedback and built it now with both translated in the receipts. So, when it prints out, they can look at it and they can quickly cook. So, that’s what we think about - how do we build principles that all Grabbers or my teammates can embrace? And that’s why we created the Grab Way. It ensures that all of us are aligned on this mission, and how we make decisions on the same set of principles, which is consumers first, partners second, and Grab last.

Yumiko (24:14): Okay, so it sounds like you have a lot of things going for you. You’ve got your SPAC ahead of you, you’ve got big plans ahead for the financial services, even though it’s a more difficult field and you see firsthand what’s going on in the food delivery service by doing it yourself. So, Anthony, thank you so much for your time today.

Forward-Looking Statements

This document includes “forward-looking statements” within the meaning of the federal securities laws with respect to the proposed transaction between Grab Holdings Inc. (“Grab”), Grab Holdings Limited (“GHL”) and Altimeter Growth Corp. (“AGC”) and regarding Grab’s future business expectations which involve risks and uncertainties. All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of Grab, market size and growth opportunities, competitive position, technological and market trends and the potential benefits and expectations related to the terms and timing of the proposed transactions, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of AGC and Grab, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

The forward-looking statements contained in this document are subject to a number of factors, risks and uncertainties, some of which are not currently known to Grab or AGC.You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of GHL’s registration statement on Form F-4, the proxy statement/ prospectus therein, AGC’s Quarterly Report on Form 10-Q and other documents filed by GHL or AGC from time to time with the U.S. Securities and Exchange Commission (the “SEC”).

These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, there may be additional risks that neither AGC nor Grab presently know, or that AGC or Grab currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Forward-looking statements reflect AGC’s and Grab’s expectations, plans, projections or forecasts of future events and view. If any of the risks materialize or AGC’s or Grab’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

Forward-looking statements speak only as of the date they are made. AGC and Grab anticipate that subsequent events and developments may cause their assessments to change. However, while GHL, AGC and Grab may elect to update these forward-looking statements at some point in the future, GHL, AGC and Grab specifically disclaim any obligation to do so, except as required by law. The inclusion of any statement in this document does not constitute an admission by Grab nor AGC or any other person that the events or circumstances described in such statement are material. These forward-looking statements should not be relied upon as representing AGC’s or Grab’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. In addition, the analyses of Grab and AGC contained herein are not, and do not purport to be, appraisals of the securities, assets or business of Grab, AGC or any other entity.

Non-IFRS Financial Measures

This document may also include references to non-IFRS financial measures. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS, and such non-IFRS measures may be different from non-IFRS financial measures used by other companies.

Important Information About the Proposed Transactions and Where to Find It

This document relates to a proposed transaction between Grab and AGC. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to sell, subscribe for, buy or exchange any securities or solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The proposed transactions will be submitted to shareholders of AGC for their consideration.

In connection with the business combination, GHL has filed a registration statement on Form F-4 (the “Registration Statement”) with the SEC that includes a preliminary proxy statement of AGC to be distributed to AGC’s shareholders in connection with AGC’s solicitation for proxies for the vote by AGC’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the preliminary prospectus of GHL relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. AGC and GHL also will file other documents regarding the proposed transaction with the SEC.

After the Registration Statement is declared effective, AGC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that AGC will send to its shareholders in connection with the business combination. AGC’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with AGC’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about AGC, GHL, Grab and the proposed transactions. Shareholders and investors may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by AGC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to AGC’s proxy solicitor, Okapi Partners LLC, by emailing info@okapipartners.com or mailing Okapi Partners LLC, 1212 Avenue of the Americas, 24th Floor, New York, NY 10036. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

AGC, GHL and Grab and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from AGC’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of AGC’s shareholders in connection with the proposed transactions and a description of their direct and indirect interests in such transactions is set forth in the proxy statement/prospectus contained in the Registration Statement. You can find more information about AGC’s directors and executive officers in AGC’s final prospectus filed with the SEC on September 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the proxy statement/prospectus contained in the Registration Statement. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus contained in the Registration Statement carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell, subscribe for or buy any securities or solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.